UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2022

Commission File Number: 001-38350

LITHIUM AMERICAS CORP.
(Translation of Registrant’s name into English)

900 West Hastings Street, Suite 300,
Vancouver, British Columbia,
Canada V6C 1E5
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark whether the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7) [   ]

On February 4, 2022, Lithium Americas Corp. issued the Material Change Report attached hereto as Exhibit 99.1 and on February 25, 2022, Lithium Americas Corp. issued the News Release attached hereto as Exhibit 99.2, which is hereby incorporated by reference into this report furnished on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report dated February 4, 2022
99.2	News Release dated February 25, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2022

LITHIUM AMERICAS CORP.

By:	/s/ Jonathan Evans
Name:	Jonathan Evans
Title:	Chief Executive Officer